EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13D, and amendments thereto, with respect to the Ordinary Shares of Nikola Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Roberto Russo and Gerrit Marx as its agents and Attorneys-in-Fact for the purpose of executing any and all Schedule 13D filings required to be made by it with the Securities and Exchange Commission.

Date: June 15, 2020

Iveco S.p.A.

/s/ Gerrit Marx
By: Gerrit Marx
Title: Chairman and Chief Executive Officer

CNH Industrial N.V.

/s/ Roberto Russo
By: Roberto Russo
Title: General Counsel